Exhibit 99.1

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera entered into binding term sheet with Maruho Co., Ltd.

Leverkusen, Germany, March 3, 2020 – Biofrontera AG (NASDAQ ticker symbol: BFRA, ISIN: DE0006046113), an international biopharmaceutical company, announces that it has entered into a Binding Term Sheet with Maruho Co, Ltd, Osaka, Japan (“Maruho”), which sets out the main terms of a future license agreement. According to the Binding Term Sheet, the license agreement has the following main terms and conditions:

●	The agreement covers the commercialization of Ameluz® by Maruho in East Asia and Oceania.

●	Biofrontera AG grants Maruho an exclusive license to develop and market Ameluz® for all indications in East Asia and Oceania. Any use of the provided technology by Maruho outside these regions is expressly prohibited. Maruho is entitled, with the consent of Biofrontera, to carry out research and development within the scope of the license. Maruho will grant to Biofrontera a free and unlimited license for the results of such research and development activities by Maruho for commercialization outside East Asia and Oceania.

●	For this purpose, Maruho is to make an upfront payment to Biofrontera AG in the amount of EUR 6 million upon signing of the agreement, plus additional future payments subject to achievement of certain regulatory and sales milestones. Maruho will also make royalty payments at an initial rate of 6%, which will increase depending on sales volume and will be reduced should generic products become available in the respective countries.

●	Maruho has an obligation for commercially reasonable efforts to market Ameluz® in all countries of the territory.

●	Ameluz® will be supplied by Biofrontera to Maruho at cost plus 25%.

●	The agreement has a term of 15 years from the start of distribution in the respective country.

On February 27, 2020, Biofrontera AG obtained an independent expert assessment of the economic feasibility of the outlined terms. The findings confirm the adequacy of the terms and conditions of the agreement.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Forward-Looking Statements

This Ad-hoc Release includes forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Ad-hoc Release regarding Biofrontera AG’s strategy, future operations, regulatory process, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “believe”, “anticipate”, “intend”, “expect”, “target”, “goal”, “estimate”, “plan”, “assume”, “may”, “will”, “predict”, “project”, “would”, “could” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Biofrontera AG’s may not actually achieve the plans, intentions or expectations disclosed in its forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements Biofrontera AG makes.

Biofrontera AG’s forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that it may make. Biofrontera AG has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those described in Biofrontera AG’s filings with the US Securities and Exchange Commission. Biofrontera AG does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

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